Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

Via EDGAR

October 18, 2024

Attention:

Beverly Singleton

Jean Yu

Patrick Fullem

Evan Ewing

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Scage Future (CIK No. 000200366) Scage International Limited (CIK No. 0002033057)
Response to the Staff’s Comments on
Registration Statement on Form F-4 Filed on September 16, 2024 (File No. 333-281332)

Ladies and Gentlemen,

On behalf of our client, Scage Future, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”) and Scage International Limited, a company incorporated under the laws of the Cayman Islands (the “Co-registrant”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 30, 2024 on the Company’s Amendment No. 1 to Registration Statement on Form F-4 filed with the Commission on September 16, 2024 (the “First Amended Registration Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to Registration Statement on Form F-4 (the “Second Amended Registration Statement”) with the Commission. To facilitate your review, we have separately emailed you a courtesy copy of the Second Amended Registration Statement, marked to show changes to the First Amended Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amended Registration Statement where the disclosure addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 1 to Registration Statement on Form F-4 filed on September 16, 2024

General

1.	We note your response to comment 2 that the sponsor is controlled by its general partner, Sunorange Limited. Please revise to provide the nature and amount of their interests in the sponsor. Refer to Item 1603(a)(7) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages xiii, xxiv, 13, 65, 131 and 193 of the Second Amended Registration Statement.

2.	We note your response to comment 3. Please revise to also discuss the PIPE Investment. Refer to Item 1605(c) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 15, 16 and 106 of the Second Amended Registration Statement.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊 ● 桑西尼 ● 古奇 ● 罗沙迪律师事务所

austin       beijing       boston       BOULDER       brussels       hong kong       london       los angeles       new york       palo alto
SALT LAKE CITY       san diego       san francisco       seattle       shanghai       washington, dc       wilmington, de

3.	We note from your prospectus cover page you are registering up to 75,354,970 Ordinary Shares represented by American Depositary Shares. Based upon your disclosures, here and elsewhere in the filing, such shares include 68,277,600 and 6,711,006 PubCo ordinary shares to be issued to Scage International and Finnovate, respectively, in connection with the business combination. Please disclose the nature of the remaining 366,364 shares to be issued. Additionally, footnote (1) to the table in Exhibit 107 appears to indicate that PubCo will issue up to 6,711,006 PubCo Ordinary Shares to the shareholders of Finnovate and separately, up to 75,354,970 PubCo Ordinary Shares issuable to the shareholders of Scage International. In this regard, the information provided herein appears to be inconsistent with the rest of the filing. Reconcile for us or revise your filing to fix the discrepancies, accordingly.

Response: In response to the Staff’s comment, the Company has revised share information throughout the proxy statement/prospectus and updated Exhibit 107. The Company respectfully clarifies that the Second Amended Registration Statement covers up to 74,893,932 PubCo ordinary shares, including (i) up to 68,182,926 PubCo ordinary shares to be issued to Scage International’s shareholders, and (ii) up to 6,711,006 PubCo ordinary shares to be issued to Finnovate’s shareholders.

Cover Page

4.	Revise to ensure all of the information required by Item 1603(a)(6) of Regulation S-K is disclosed, including, but not limited to, the compensation and/or amount of securities issued or to be issued with respect to the private warrants and a discussion of any circumstances or arrangements under which the sponsor, its affiliates, and promoters, directly or indirectly, could transfer ownership of securities of the SPAC, or that could result in the surrender or cancellation of such securities. We note your response to comment 8 and reissue the comment in full. Refer to Item 1604(a)(3) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Second Amended Registration Statement.

Questions and Answers about the Business Combination and the Extraordinary General Meeting Dilution, page xx

5.	We note your disclosure in response to comment 11. Please address the following:

●	Consider expanding or revising the table presentation to first give dilution effect solely for the SPAC entity, that is, the shareholders of Finnovate, and its net tangible book value per share, as adjusted, while excluding the de-SPAC transaction, while giving effect to material probable or consummated transactions and other material effects on Finnovate's net tangible book value per share. To the extent there are no such transactions, so state. In this regard, you may consider beginning the table with the dilution impact solely to the SPAC, and then expanding the table to further adjust for the dilution impact to the SPAC non-redeeming shareholders for the total PubCo shares and net tangible book value per share, as adjusted, as you currently disclose. Refer to Item 1604(c) of Regulation S-K.

●	For each of the five redemption scenarios, disclose outside of the table the Company valuation at or above which the potential dilution results in the amount of the nonredeeming shareholders' interest per share being at least the IPO price per share of ordinary share. Refer to Item 1604(c)(1) of Regulation S-K.

●	Describe, outside of the table in accordance with Item 1604(c) of Regulation S-K, each material potential source of future dilution that non-redeeming shareholders' may experience by electing not to tender their ordinary shares in connection with the de-SPAC transaction, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page xxi and page xxii of the Second Amended Registration Statement.

Consideration Received by the Sponsor Parties, page xxiii

6.	We note your response to comment 13. Please revise this section to include the private warrants held by the sponsor. Refer to Item 1604(b)(4) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page xxv of the Second Amended Registration Statement.

Material Financing Transactions, page 15

7.	We note your response to comment 7. Please revise to disclose the anticipated use of proceeds from these financing transactions and the dilutive impact of these financing transactions on non-redeeming shareholders. Refer to Item 1604(b)(5) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 15, 16 and 106 of the Second Amended Registration Statement.

Scage International's Reasons for Approval of the Business Combination, page 106

8.	We note your response to comment 15. Please revise to discuss the reasons for the PIPE Investment and any related financing transactions. Refer to Item 1605(b)(3) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 16 and 106 of the Second Amended Registration Statement.

***

If you have any questions regarding the Registration Statement, please contact Ms. Dan Ouyang by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com, or Mr. K. Ronnie Li by telephone at 86-10-6529-8312 or via e-mail at keli@wsgr.com.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:

Chao Gao, Chairman, Scage Future

Calvin Kung, Chief Executive Officer, Finnovate Acquisition Corp.

K. Ronnie Li, Esq., Partner, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Jessica Yuan, Esq., Ellenoff Grossman & Schole LLP

Maggie Chiang, Engagement Partner, Marcum Asia CPAs LLP

Nico Thomas, Partner, Marcum LLP

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